Exhibit 107.1

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Fees to be Paid	Unallocated (Universal) Shelf	MET Trigger Auto Callable Contingent Yield Notes	456(b)	1,118,035	$10	$11,180,350	.0000927	$1,036.42	-	-	-	-
Fees to be Paid	Unallocated (Universal) Shelf	CSCO Trigger Auto Callable Contingent Yield Notes	456(b)	629,010	$10	$6,290,100	.0000927	$583.09	-	-	-	-
Fees to be Paid	Unallocated (Universal) Shelf	AAPL Trigger Auto Callable Contingent Yield Notes	456(b)	1,265,570	$10	$12,655,700	.0000927	$1,173.18	-	-
Fees Previously Paid	-	-	-	-	-	$0	-	$0	-	-	-	-